Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

June 12, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that Dr. Reddy’s Laboratories, Inc., a step down wholly owned subsidiary of the Company (referred to hereinafter as “Dr. Reddy’s USA”), and Ingenus Pharmaceuticals, LLC, a Delaware limited liability company, (“Ingenus”), have entered into license agreement pursuant to which Dr. Reddy’s USA has licensed from Ingenus, the exclusive rights to commercialize Cyclophosphamide Injection RTD (500 mg/2.5mL; 1g/5mL; 2g/10mL) in the United States (“U.S.”). The details as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

1	Name of the entity~~(ies)~~ with whom agreement~~/ JV~~ is signed	:	Ingenus Pharmaceuticals, LLC, a Delaware limited liability company
2	Area of agreement~~/ JV~~	:	In-license by Dr. Reddy’s USA of Cyclophosphamide Injection RTD
3	Domestic/ international	:	International – Both the entities are U.S. based organizations, and the territory in scope is the U.S.
4	Share exchange ratio/ JV ratio	:	Not applicable
5	Scope of business operation of agreement~~/ JV~~	:	Dr. Reddy’s USA obtained the exclusive rights to commercialize Cyclophosphamide Injection RTD (500 mg/2.5mL; 1g/5mL; 2g/10mL) in the U.S.
6	Details of consideration paid/ received in agreement~~/ JV~~	:	50% profit share, no other consideration payable. The sales of the said Ingenus product as per the IQVIA for the past 12 months ended March 2024 was $51.8 million.
7	Significant terms and conditions of agreement~~/ JV~~ in brief	:	Dr. Reddy’s USA to in-license and commercialize for the U.S. market. Dr. Reddy’s USA shall pay to Ingenus 50% of the calculated profit share. The NDA covering the product will be assigned to Dr. Reddy’s USA. The parties will enter into a commercial supply agreement pursuant to which Ingenus will supply the product to Dr. Reddy’s USA.

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

8	Whether the acquisition would fall within related party transactions and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length	:	The transaction with Ingenus does not fall within a related party transaction. Ingenus is not a related party to the Company or Dr. Reddy’s USA or any of its promoter/ promoter group/ group companies.
9	Size of the entity~~(ies)~~	:	Not applicable
10	Rationale and benefit expected	:	Commercialization rights to an approved, marketed product

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR